Exhibit 99.1
Abivax Presents Business Updates and
First Half 2026 Financial Results

•Chris Rabbat to succeed Fabio Cataldi as Chief Medical Officer; Tim Kelly appointed Chief Technical Officer to advance commercial supply readiness and lead Abivax’s Chemistry, Manufacturing and Controls (“CMC”), Quality and Information Technology (“IT”) functions

•Cash, cash equivalents and short-term investments of €402.4 million as of June 30, 2026, combined with €767.1 million in net proceeds from the early July underwritten public offering, provides cash runway into Q4 2029

•Royalty certificates buy-back completed in Q2 2026 materially reduces royalty overhang, further strengthening Abivax’s debt-free financial position and flexibility to support future commercialization efforts

PARIS, France – September 21, 2026 – 10:05 PM CEST – Abivax SA (Euronext Paris: FR0012333284 – ABVX / Nasdaq – ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases, reported today business updates and financial results for the six months ended June 30, 2026. The half-year financial statements, approved by the Company’s Board of Directors on September 18, 2026, have been reviewed by the Company’s statutory auditors, and the financial reports will be filed with the French and U.S. securities regulatory authorities on September 21, 2026. A brief presentation summarizing these business and financial updates is available on the Investor Relations section of Abivax’s website.

Strengthening Leadership Team Ahead of Potential Commercialization

Fabio Cataldi, M.D., Chief Medical Officer, will be leaving Abivax in the fourth quarter of 2026. Chris Rabbat, Ph.D., who has led Global Medical Affairs since 2023, will succeed Dr. Cataldi as Chief Medical Officer, leading the medical organization as Abivax advances toward potential commercialization. Dr. Rabbat brings extensive biopharmaceutical industry experience, including deep expertise in Inflammatory Bowel Disease (“IBD”) and experience supporting therapies through commercialization and launch. His combination of industry experience, therapeutic area expertise and commercial-stage medical leadership will be particularly valuable as Abivax prepares for the potential commercialization of obefazimod. Abivax thanks Dr. Cataldi for his important contributions to the Company, including his leadership through the late-stage development of obefazimod and advancement of the program toward its planned NDA submission.

Abivax has also appointed Tim Kelly as Chief Technical Officer. Mr. Kelly will lead the Company’s commercial CMC, Quality and Information Technology functions, further strengthening the infrastructure supporting Abivax’s continued growth and potential transition to a commercial-stage organization. Most recently, he served as Chief Technology Officer of Caribou Biosciences and previously was the CEO of Oxford Biomedica Solutions. He also held senior leadership roles at Homology Medicines, Shire, UCB Pharma and Biogen.

Both executive appointments are effective immediately.

Exhibit 99.1
“As we prepare Abivax for its next phase of growth and the potential commercialization of obefazimod, we are continuing to strengthen the leadership and capabilities needed to support that evolution,” said Marc de Garidel, Chief Executive Officer of Abivax. “We are deeply grateful to Fabio for his important contributions to Abivax and his leadership as we advanced obefazimod through late-stage development toward regulatory filing. Chris brings extensive experience in IBD and deep relationships with key opinion leaders, which will be critical as he leads our medical organization through the pre-commercial phase and toward potential commercialization. Tim brings extensive commercial supply technical and operational experience that will further strengthen our CMC, Quality and IT capabilities as we prepare for potential commercialization.”

Abivax provided the following key updates on its business and operational goals in press releases published:

•On May 22, 2026, a press release titled “Abivax Presents First Quarter 2026 Financial Results and Reports Three-Year Interim Data from Study 108, a Phase 2a/2b Open-Label Extension Trial of Obefazimod Following Dose De-Escalation in Patients with Ulcerative Colitis”

•On June 1, 2026, a press release titled “Abivax Announces Landmark Phase 3 ABTECT Maintenance Trial Results Evaluating Obefazimod in Moderately to Severely Active Ulcerative Colitis”

•On June 29, 2026, a press release titled “Abivax Reports Positive ABTECT Maintenance Part 2 Results for Obefazimod, Demonstrating Meaningful Clinical Benefit in Refractory Ulcerative Colitis Patients and Strengthening the Phase 3 Maintenance Safety Database”

•On July 6, 2026, Abivax completed its underwritten public offering of 7,360,000 American Depositary Shares, each representing one ordinary share, EUR 0.01 nominal value per share, of the Company, in the United States. The aggregate gross proceeds amounted to approximately $920 million, equivalent to approximately €807.4 million, before deduction of underwriting commissions and offering expenses, and the net proceeds, after deducting underwriting commissions and offering expenses, were approximately $874.1 million, equivalent to approximately €767.1 million.

•On July 23, 2026, a press release titled “Abivax Strengthens Commercial Capabilities With Strategic Leadership Appointments”

•On July 30, 2026, a press release titled “Abivax Announces Positive Pre-NDA Interaction with the FDA for Obefazimod”

First Half 2026 Financial Highlights

•Royalty Certificate Repurchase: On May 7, 2026, the Company completed the repurchase and cancellation of all outstanding royalty certificates for total consideration of $90 million (approximately €76.5 million), comprising $45 million in cash and $45 million in equity through the issuance of 403,347 ordinary shares represented by ADSs. The transaction resulted in an expense of approximately €43.2 million in the second quarter of 2026 and the derecognition of a €5.8 million deferred tax liability, with a corresponding tax benefit recognized for the six months ended June 30, 2026.

Exhibit 99.1
•Cash Position and Runway: The Company had cash, cash equivalents and short-term investments of €402.4 million as of June 30, 2026, which, together with €767.1 million in net proceeds from the early July 2026 public offering, provides a projected cash runway into Q4 2029 based on current operating assumptions.

•R&D Expenses: Research and development (“R&D”) expenses increased by €29.9 million to €107.9 million (75.5% of operating expenses) in the first half of 2026 compared to €77.9 million (81.3% of operating expenses) in the first half of 2025. This increase was predominantly driven by:
◦A €6.8 million increase related to new indications (including combination therapy) for obefazimod;
◦A €4.6 million increase in transversal activities related to increased chemistry, manufacturing and controls and supply chain costs related to the progression of clinical trials and anticipation of potential future commercial launch;
◦A €6.3 million increase related to the Company’s Crohn’s disease (“CD”) clinical program, driven by the progression of Phase 2b clinical trials for obefazimod in CD; and
◦A €8.5 million increase related to the Company’s ulcerative colitis (“UC”) clinical program, driven by allocation of share-based compensation for grants awarded in 2025, partially offset by a decline in ABTECT clinical program costs as a result of 2025 milestone payments that did not occur in 2026.

•G&A Expenses: General and administrative expenses increased by €14.1 million to €30.4 million (21.3% of operating expenses) in the first half of 2026 compared to €16.3 million (17.0% of operating expenses) in the first half of 2025. This increase is primarily due to an increase of €8.6 million in personnel costs, primarily attributable to an increase in share-based compensation expense related to the impact of share-based awards granted in 2025 and their associated tax and social contributions of €6.1 million. The increase was also due to a €4.5 million increase in consulting and professional fees, driven by costs associated with building the Company’s infrastructure to support future growth in its operations.

•Sales and Marketing Expenses: Sales and marketing expenses increased by €3.1 million to €4.6 million (3.2% of operating expenses) in the first half of 2026 compared to €1.5 million (1.6% of operating expenses) in the first half of 2025. The increase was driven by costs related to the Company’s continued preparation for potential future sales and commercialization efforts for obefazimod in the U.S. which are expected to continue to accelerate in preparation for commercial launch.

Anticipated Upcoming Key Dates
•October 2026 – Participation at United European Gastroenterology Week (UEGW)
•End of 2026 – Planned NDA submission for obefazimod in UC
•Mid-2027 – Topline results from the Phase 2b ENHANCE-CD induction trial evaluating obefazimod in CD

Exhibit 99.1
First Half 2026 Financial Results (IFRS figures)

Statement of Cash Flows	For the six months ended June 30,
in millions of euros	2025	2026
Cash flows provided by (used in) operating activities	(66.6)	(102.5)
Cash flows provided by (used in) investing activities	1.3	1.5
Cash flows provided by (used in) financing activities	(16.6)	(39.3)

Effect of movements in exchange rates on cash held	(1.8)	6.2
Revaluation of cash equivalents measured at fair value	0.5	5.4

Increase (decrease) in cash and cash equivalents	(83.3)	(128.7)

Statement of Income (Loss)	For the six months ended June 30,
in millions of euros	2025	2026
Total operating income	2.1	2.5
Total operating expenses
of which Research and Development costs	(77.9)	(107.9)
of which Sales and Marketing costs	(1.5)	(4.6)
of which General and Administrative costs	(16.3)	(30.4)
Operating loss	(93.7)	(140.3)

Financial gain (loss)	(7.1)	(31.4)

Net loss before tax	(100.8)	(171.7)

Income tax	—	5.8

Net loss for the period	(100.8)	(165.9)

Exhibit 99.1

Statement of Financial Position	As of
in millions of euros	December 31, 2025	June 30, 2026

Non-current assets	33.1	34.6

Cash and cash equivalents	516.7	388.0
Other current assets[1]	34.6	39.6
Total Assets	584.3	462.2

Borrowings, notes and derivative instruments[2]	1.9	1.2
Royalty Certificates	30.2	—
Other non-current liabilities	35.3	24.1
Other current liabilities	61.7	70.6
Total Liabilities	129.1	95.9

Total Shareholders’ Equity	455.2	366.3

Total Liabilities and Shareholders’ Equity	584.3	462.2
1 Includes certain short-term investments (terms of less than 12 months) of €14.4M, making total cash, cash equivalents and short-term investments of €402.4 million
2 Includes both current and non-current portions of borrowings, convertible loan notes, derivative instruments, and lease liabilities

*****
About Abivax
Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis.

Contacts:
Patrick Malloy
SVP, Investor Relations
Abivax SA
patrick.malloy@abivax.com
+1 847 987 4878

Media Contacts:
LifeSci Communications
Karissa Cross, PhD
Associate Director
LSC_ABIVAX@lifescicomms.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, forecasts and estimates, including those relating to the Company’s business. Words such as “anticipate,” “expect,” “future,” “potential,” “will” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements concerning the potential therapeutic benefit of obefazimod, the expected timing for completion of the Phase 2b ENHANCE-CD induction trial of obefazimod and the availability and timing of results therefrom, the timing of regulatory filings including an NDA submission for obefazimod in UC, Abivax’s expectations for regulatory approval and commercialization of obefazimod for UC, Abivax’s cash runway, and other statements that are not historical fact. Although Abivax’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Abivax, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies and uncertainties can be found in the documents filed by the Company with the French Autorité des Marchés Financiers pursuant to its legal obligations including its universal registration document (Document d’Enregistrement Universel) and in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on March 23, 2026, under the caption “Risk Factors.” These risks, contingencies and uncertainties include, among other things, the uncertainties inherent in research and development, future clinical data and analysis, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug candidate, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, and the availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements. Special consideration should be given to the potential hurdles of clinical and pharmaceutical development, including further assessment by the Company and regulatory agencies and IRBs/ethics committees following the assessment of preclinical, pharmacokinetic, carcinogenicity, toxicity, CMC and clinical data. Furthermore, these forward-looking statements, forecasts and estimates are made only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. Abivax disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. Information about pharmaceutical products (including products currently in development) that is included in this press release is not intended to constitute an advertisement. This press release is for information purposes only, and the information contained herein does not constitute either an offer to sell or the solicitation of an offer to purchase or subscribe for securities of the Company in any jurisdiction. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice. The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions.